UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-23336

AROTECH CORPORATION

(Exact name of registrant as specified in its charter)

1229 Oak Valley Drive

Ann Arbor, Michigan

48108

(800) 281-0356

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

This certification and notice relates to common shares of Arotech Corporation. Effective December 19, 2019, Argonaut Merger Sub, Inc. (a wholly owned subsidiary of Argonaut Intermediate, Inc.) merged with and into Arotech Corporation, with Arotech Corporation surviving such merger as a wholly owned subsidiary of Argonaut Intermediate, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Arotech Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AROTECH CORPORATION

Date: December 30, 2019	By:	/s/ Yaakov Har-Oz
	Name:	Yaakov Har-Oz
	Title:	Senior Vice President and General Counsel